

Mail Stop 4631

November 15, 2017

<u>Via email</u>
Mr. Bradley C. Richardson
Executive Vice President and Chief Financial Officer
PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012

      Re: PolyOne Corporation
              Form 10-K
              Filed February 16, 2017
              File No. 1-16091

Dear Mr. Richardson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the period ended June 30, 2017</u>

1. The loss from discontinued operations related to the divestiture of Designed Structures & Solutions (DSS) of $231.0 million caused your June 30, 2017 quarterly and to date net losses of $181.4 million and $134.5 million, respectively. Please address the following:
   - The segment analyses of DSS in MD&A in the December 31, 2016 Form 10-K and March 31, 2017 Form 10-Q do not appear to adequately convey that DSS was operating so poorly, unlike the commentary made in the earnings call transcripts for those periods, which indicate, among other things, your "disappointment" with DSS results. For example, DSS was not mentioned as a Key Challenge in the Form 10-K nor did the segment explanations indicate there were any longer term concerns with these operations. As a contrast, you commented in the transcript of the December 31, 2016 earnings call that you were "working hard to rebuild trust and credibility with customers", which suggests certain issues within this business have been longstanding. Please explain how the disclosures in your filed

documents adequately reflect the situation portrayed by management in the transcripts.

- You have classified the DSS assets and liabilities as held-for-sale for the periods presented and the DSS operating results and the loss on the sale as discontinued operations. Please explain to us the factors considered in determining whether the disposal of DSS represented a strategic shift in your operations pursuant to ASC 205-20-45-1B for which discontinued operations accounting is permissible.
- We note that most of the loss on sale has resulted from the impairment of DSS property and goodwill (page 8). Please explain to us the facts and circumstances you considered such that management was able to appropriately conclude that goodwill impairment was not warranted prior to June 30, 2017. We note from page 8 of the March 31, 2017 Form 10-Q your disclosure that there were no goodwill impairment triggering events for Custom Engineered Solutions as of that date.

2. Regarding the divestiture of DSS, you indicated in the March 31, 2017 earnings call transcript conducted in early May that you intended to keep DSS in your long-term portfolio, as that concern was brought up by the analysts. Please explain how management was able to make these assertions and then announce at the end of June the agreement to divest DSS. In this regard, please provide to us a detailed chronology of events that culminated in the sale of this business. As part of your response, please tell us:
   - the date management determined it would first consider strategic alternatives for DSS;
   - the date management initiated efforts to sell the business;
   - the date the Board was advised that management was exploring options to dispose of the business;
   - the date management initiated contact with the ultimate buyer; and
   - the date the Board approved the sale.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction